UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2014

Commission File Number: 000-51116

Ku6 Media Co., Ltd.
(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre
No. 18, XibaheXili, Chaoyang District,
Beijing 100028, People’s Republic of China
Fax number: +86 10 57586834
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Late Filing of Annual Report on Form 20-F

The filing by Ku6 Media Co., Ltd. (the “Company”) of its Annual Report on Form 20-F for its fiscal year ended December 31, 2013 (the “Annual Report on 20-F”) will be delayed pursuant to a late filing notification on Form 12b-25 filed contemporaneously with this current report on Form 6-K. In light of the necessity of consideration of the accounting and reporting for various interrelated issues, principally the liquidity difficulties, the potential change of business model, future business plans and strategies, the restructuring plans, and the associated need to determine the amount of impairment charges the Company expects to record in its income statement for certain long-term assets, additional time is required to prepare the financial statements for its Annual Report on Form 20-F.

The Company previously announced on December 19, 2013 that it expected to continue to incur net cash outflows associated with operating activities for the fourth quarter of 2013, and was exploring financing options to alleviate near-term pressure on the Company’s liquidity and enhance financial flexibility. Based upon certain conditions existing as of December 31, 2013, as well as certain events that have occurred subsequent to December 31, 2013 as further discussed below, management has concluded that substantial doubt exists regarding the Company’s ability to continue as a going concern. Management is in the process of working to mitigate the matters underpinning the substantial doubt, including, as of the date of this filing, taking the steps discussed below. The events, facts, and plans have been communicated by management to the Company’s external auditor. If an audit opinion were to be issued as of the date of this filing, management believes that such opinion would likely be modified to make reference to the substantial doubt as to the Company’s ability to continue as a going concern.

This substantial doubt regarding the Company’s ability to continue as a going concern has arisen primarily due to: (i) liquidity challenges posed by the Company’s limited cash and cash equivalents and its working capital deficit as further described below; (ii) the expiration and non-renewal, on March 31, 2014, of the advertising agency agreement with Shengyue Advertising Co., Ltd. (“Shengyue Agreement”), an advertising agency formerly controlled by Shanda Interactive Entertainment Limited, a major shareholder of the Company, on which the Company has depended for over 90% of its revenues in recent periods; and (iii) material uncertainties regarding the Company’s ability to generate revenue and operating cash flow prospectively due to potential fundamental changes to the Company’s business model that are expected and as further described below.

Based on preliminary information currently available, the Company expects to report cash and cash equivalents of approximately US$1.7 million as of December 31, 2013. Further, based on this preliminary information, the Company expects to report current assets in the range of US$9.4 million to US$10.5 million and current liabilities in the range of US$10.8 million to US$12.9 million as of December 31, 2013, implying a working capital deficit in the range of US$0.3 million to US$3.5 million that is difficult to satisfactorily alleviate. Based upon preliminary information currently available, as of March 31, 2014, the Company’s cash and cash equivalents available were approximately US$4.4 million, and the working capital deficit was in the range of US$4.0 million to US$6.5 million. The Company’s average operating cash outflows per its GAAP financial statements have been US$2.2 million per quarter over the most recent seven quarters reported through the third quarter of 2013. Although the Company does not have external debt to service with its available resources, its operating payables and expectations of continued cash outflows suggest that liquid resources may be exhausted within the very near term unless additional sources of funding are obtained. The amounts disclosed above as of December 31, 2013 are preliminary and subject to the finalization of the 2013 financial statements, as well as the associated external audit.

Management has been working on resolving the liquidity issue through the identification of additional near-term funding sources. The Company previously announced that on April 3, 2014, the controlling shareholder of the Company, Shanda Media Group Limited (“Shanda Media”), sold 1,938,360,784 ordinary shares of the Company (amounting to approximately 41% of the Company’s issued and outstanding share capital) to Xudong Xu (the “Transaction”). The Company received a RMB20.0 million cash contribution from Shanda Media in April, as one of the closing conditions under the Share Purchase Agreement (the “Agreement”) relating to the Transaction. Mr. Xu has also undertaken in the Agreement to procure additional equity or debt financing for the Company in the amount of no less than US$10.0 million by October 30, 2014. In addition, management adopted a plan to reduce operating cash outflows through headcount reductions. The Company expects to complete the implementation of this plan during the second quarter of 2014. See “Headcount Reductions.”

The Shengyue Agreement expired on March 31, 2014 and was not renewed as the new management is in the process of transiting the Company’s business model and strategic focus after the Transaction, which exacerbated the uncertainty regarding the Company’s liquidity described above, particularly in future periods in 2014. However, the Company and Shengyue Advertising Co., Ltd. agreed that all remaining receivables to which the Company is entitled under the Shengyue Agreement would be paid in full. In addition, the Company had been negotiating potential replacement agency agreements with certain third parties prior to the expiration of the Shengyue Agreement, and continued to explore additional potential revenue sources with the help from Mr. Xu after March 31, 2014. After the Transaction, the Company commenced negotiations with Mr. Xu for a potential new business plan involving the collaboration with Mr. Xu’s Sky Profit Limited. Sky Profit Limited operates iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. This business plan, if adopted, would, among other things, position the Company to achieve synergies of the Company’s existing business with those of the Sky Profit Limited. Currently, the Company expects the collaboration to be in the form of a potential new cooperation framework agreement for game promotion. However, there is considerable uncertainty as to the commercial terms of the cooperation and whether any definitive agreement could be signed. The Company’s business strategies are also expected to significantly change as a result of any potential new cooperation framework agreement. There is also no assurance that any such potential new cooperation framework agreement or any other business plans would generate the revenues and operating cash flows necessary to alleviate the liquidity issue.

Management is diligently working towards resolving the issues identified above. However, there is no certainty as to if and when any or all of these issues will be resolved favorably. The Company does not expect to separately release the results for its fourth quarter of 2013, and plans to provide further detail regarding its future business model, plans, and intent, as well as the aforementioned matters affecting the 2013 financial statements, in its forthcoming Annual Report on Form 20-F.

Management and Board Changes

On April 21, 2014, Fang Du resigned as chief executive officer of the Company for personal reasons, and Xudong Xu was appointed by the board of directors to be the Company’s new chief executive officer. In addition, on the same day, Jingfeng Chen was appointed a director of the board and the chairman of the audit committee, and Haifa Zhu was appointed a member of compensation and leadership development committee. On April 24, 2014, Jian Lu resigned as chief technology officer of the Company for personal reasons effective April 30, 2014.

Jingfeng Chen. Mr. Chen has served as the general manager and a director of Shanghai DaZhong Public Utilities (Group) Co., Ltd. (600635.SH) since June 2002. He has also been a director of DaZhong Transportation (Group) Co., Ltd. (600611.SH) since May 2003, and the chairman of the board of directors of DaZhong Capital since April 2010. In addition, Mr. Chen has served as a supervisor of Industrial Securities Co., Ltd. (601377.SH) since September 2011, an independent director of Shanghai Hand Enterprise Solutions Co., Ltd. (300170.SZ) since March 2010, and a director of China Media Capital since May 2010. Mr. Chen graduated with a bachelor’s degree in history and a master’s degree in world history from Fudan University, and obtained an executive master of business administration degree from China Europe International Business School.

Headcount Reduction

In order to reduce operating cash outflows, the Company adopted a plan to reduce its headcount by approximately 40% in various departments of the Company. The Company filed the plan with the relevant local Bureaus of Human Resources and Social Security on April 22, 2014. The Company anticipates that it will complete the implementation of the plan during the second quarter of 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

		By:	/s/ Frank Feng
			Name:	Frank Feng
			Title:	Chief Financial Officer

Date:	April 24, 2014